EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
First Quarter 2012 Financial Results

YAHUD, ISRAEL, May 30, 2012 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three month period ended March 31, 2012. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

FIRST QUARTER 2012 RESULTS SUMMARY

Revenues for the first quarter of 2012 increased 34.8% to $15.6 million. This is compared with $11.5 million in revenues for the first quarter of 2011.

Gross profit in the quarter was $6.5 million, or 41.5% of revenues, an increase of 40% compared to gross profit of $4.6 million, or 39.9% of revenues, in the first quarter of 2011.

Operating profit in the quarter was $135,000, or 0.9% of revenues, compared to an operating loss of $1.2 million in the first quarter of 2011.

Financial expenses in the quarter amounted to $220,000 compared to financial expenses of $155,000 in the first quarter of 2011.

Tax benefit in the quarter was $131,000, compared with tax expenses of $200,000 in the first quarter of 2011.

Net income in the quarter was $46,000, compared with a net loss of $1.6 million, or $0.15 per share, in the first quarter of 2011.

Cash and short term deposits net of current bank debt, as of March 31, 2012, were $37.8 million, or $2.39 per share, compared with cash and short term deposits net of current bank debt of $32.5 million, or $2.06 per share, on December 31, 2011.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “Our results are a good start to 2012, showing improvements in revenue and profitability compared with the first quarter of last year. In addition, our strong balance sheet will enable us to invest in our long-term growth strategy. We intend to strengthen our market leadership in PIDS products through both internal development as well as synergistic acquisitions, while establishing a strong local presence in various key emerging geographic areas.”

Continued Mr. Livneh, “We continued to perform well in the developing regions of Africa, Latin America and Asia. We completed the Africa Cup of Nations project in Gabon early in the quarter, and the project was a resounding success for us on many levels, both financially and for our reputation in the region. As 2012 progresses, we expect to increasingly recognize revenues from our other major project, protecting the port of Mombassa.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, May 30, 2012, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 281 1167 ; Israel: 03 918 0685 ; UK: 0 800 917 9141 ; Intl.: +972 3 918 0685

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three months Ended March 31,
	2012	2011	% change

Revenues	$15,553	$11,540	34.8
Cost of revenues	9,100	6,932	31.3

Gross profit	6,453	4,608	40
Operating expenses:
Research and development, net	1,032	1,017	1
Selling and marketing	3,783	3,226	17.3
General and administrative	1,503	1,593	(5.6)
Total operating expenses	6,318	5,836	8.3

Operating income (loss)	135	(1,228)
Financial expense, net	(220)	(155)

Loss before income taxes	(85)	(1,383)

Income tax (expense)	131	(200)

Net income (loss)	$46	$(1,583)

Basic net earnings (loss) per share	$0	$(0.15)

Diluted net earnings (loss) per share	$0	$(0.15)

Weighted average number of shares used in computing basic net earnings per share	15,822,704	10,396,548

Weighted average number of shares used in computing diluted net earnings per share	15,883,086	10,396,548

	Three months ended March 31,
	2012%	2011%

Gross margin	41.5	39.9
Research and development, net as a % of revenues	6.6	8.8
Selling and marketing as a % of revenues	24.3	28.0
General and administrative as a % of revenues	9.7	13.8
Operating margin	0.9	(10.6)
Net margin	0	(13.7)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	March 31,	December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$32,794	$32,622
Short-term bank deposit	8,318	3,005
Restricted deposit	2,167	2,299
Trade receivables, net	12,737	13,230
Unbilled accounts receivable	4,155	4,855
Other accounts receivable and prepaid expenses	5,616	5,438
Deferred income taxes	702	508
Inventories	10,059	9,664
Total current assets	76,548	71,621

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,359	1,423
Long-term deposits and restricted bank deposits	45	2,202
Severance pay fund	2,285	2,121
Total long-term investments and receivables	3,689	5,746

PROPERTY AND EQUIPMENT, NET	6,603	6,460

OTHER INTANGIBLE ASSETS, NET	183	190

GOODWILL	2,025	1,970

TOTAL ASSETS	$89,048	$85,987

CURRENT LIABILITIES:
Short-term bank credit	$5,402	$5,357
Current maturities of long-term bank debt	33	33
Trade payables	4,908	6,724
Customer advances	7,766	5,877
Other accounts payable and accrued expenses	14,157	13,137
Total current liabilities	32,266	31,128

LONG-TERM LIABILITIES:
Long-term bank debt	75	38
Deferred income taxes	209	205
Accrued severance pay	3,851	3,605
Total long-term liabilities	4,135	3,848

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
March 31, 2012 and December 31, 2011;
Issued and outstanding: 15,827,682 shares at March 31, 2012
and 15,819,822 shares at December 31, 2011	4,815	4,813
Additional paid-in capital	65,002	64,920
Accumulated other comprehensive income	5,579	4,486
Foreign currency translation adjustments (Company's stand alone
financial statements)	1,016	603
Accumulated deficit	(23,765)	(23,811)
TOTAL SHAREHOLDERS' EQUITY	52,647	51,011

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$89,048	$85,987